FOR IMMEDIATE RELEASE

Contact: Dan Goldstein, Chairman, Formula Systems (1985) Ltd.
011-972-9-959-8800

Dennis S. Dobson Inc. for Formula Systems (1985) Ltd.
203-255-7902

FORMULA SYSTEMS (1985) LTD. ACQUIRES 60% OF FORMULA VISION TECHNOLOGIES (F.V.T.) LTD. ORDINARY SHARES BY WAY OF PRIVATE PLACEMENT

Herzliya, Israel, December 10, 2003, - Formula Systems (1985) Ltd., (Nasdaq: FORTY), a leading provider of information technology products, solutions and services, today announced that, it has decided to acquire ordinary shares of Formula Vision Technologies (F.V.T.) Ltd., an Israeli company whose shares are traded in the Tel-Aviv Stock Exchange ("F.V.T"). As consideration for the purchase, Formula will exchange a portion of the debt owed by F.V.T to the Company in the amount of approximately $35 Million. Under the terms of the transaction, the Company will purchase from F.V.T. 38,000,000 ordinary shares, which will constitute, post transaction, approximately 60% of F.V.T's outstanding shares, at a price per share which reflects the average closing share price of F.V.T's shares on the Tel-Aviv Stock Exchange during the last 30 days preceding the Company's resolution, that is 4.11 NIS per share.

F.V.T is a managing, holding and investment company, and is a major shareholder in approximately 15 privately held companies with innovative, proprietary technologies and solutions, targeting international markets; most of its portfolio companies were acquired two years ago from the Company. As consideration for that acquisition, as well as in connection with financing provided by the Company to F.V.T., F.V.T. issued to the Company debentures in the aggregate principal amount of approximately $80 million.

F.V.T.'s affiliate companies are a diverse group, with leading-edge IT solutions in fields including Telecom and Broadcast, Aviation, Travel, Insurance, Retail, Customer Relations Management, 3-D Modeling, System Reliability applications that meet the demand for Web based systems, legacy mainframe and mobile networks.

Among F.V.T affiliate companies are:

          F.I.S. Software Ltd., a leading provider of comprehensive and complete solutions primarily for the Life and Pension segment of the Insurance industry. FIS markets its solutions in the UK, France, Spain, South Africa, Australia, Greece and in Israel.
          Transtech Control Ltd., a leading developer of monitoring, control, management and guidance systems for airfields of all sizes. Transtech's solutions are in use in about 100 international, domestic and military airports worldwide, including major airports in the United States, all major airports in China and many other countries.
          F.T.S. Formula Telecom Solutions Ltd., a leading telecom customer care and billing solution provider for wireline, wireless and convergent operators. Formula Telecom has recently closed new deals in Germany, the Far East and Eastern Europe.
          Babylon Ltd., a leading provider of single click information access, translation and conversion software. Babylon currently has over 10 million registered users, growing at a rate of 15,000 new users a day. Babylon has also successfully penetrated the corporate market, providing a solution which unifies the access to all information sources (e.g. CRM, ERP), enabling concise information to be extracted in real-time, and instantly delivered to Babylon's desktop tool.
          Clockwork Solutions Ltd., employs its proprietary SPARtm predictive modeling technology and its extensive, multi-industry experience to reduce asset ownership cost. Clockwork is a leading services and applications provider of Asset Management Solutions over the entire life cycle of complex systems and their logistical and operating environments. Clockwork customers are large industrial, chemical, government, and military/armed forces organizations world wide.

F.V.T.'s portfolio companies have experienced dramatic growth, reflected in aggregate revenues that are anticipated to exceed $100 Million in 2003, more than double its aggregate revenues in 2001. By converting a portion of our debt into capital of F.V.T., we intend to participate more fully in the anticipated growth of F.V.T. without using our cash resources. In addition, we will continue to hold debentures issued by F.V.T., due at the end of 2006, in the aggregate principal amount of approximately $45 million. Following the transaction, we intend to provide F.V.T.'s affiliate companies with the benefits of our experience as a leading global corporation to assist these companies in growing their operations.

The Company's resolutions were unanimously adopted by the Company's Audit Committee and Board of Directors. Dan Goldstein, the Company's chairman, is the controlling shareholder of F.V.T (60%) prior to this transaction, and following its completion will hold approximately 24% of the outstanding F.V.T. shares. The execution of the private placement is subject to customary approvals, including the approval of the shareholders of F.V.T.

Formula Systems (1985) Ltd. (NASDAQ: FORTY):

Formula Systems (1985) Ltd., is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Formula Vision Technologies (F.V.T.) Ltd. (TASE: FVT)

Formula Vision Technologies (F.V.T.) Ltd., is a managing, holding and investment company, holding interest in approximately 15 privately held IT companies with innovative, proprietary technologies and solutions targeting international markets.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

Statements contained in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: successful consummation of the transactions contemplated in this press release, the ability of F.V.T.'s affiliate companies to continue to grow their businesses, market demand for the companies' products, dependence on strategic partners, integration of the new businesses, successful implementation of Formula's products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula's Securities and Exchange Commission filings, including its most recent annual report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward looking statement.